FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX - FR	February 19, 2013
NYSE - AG
Frankfurt – FMV

First Majestic Elects not to Exercise Right
to Match Coeur’s Offer for Orko

VANCOUVER, British Columbia - First Majestic Silver Corp. (“First Majestic” or the “Company”) announces that it has today notified the Board of Directors of Orko Silver Corp. that it is not matching the offer made by Coeur d’Alene Mines Corporation (“Coeur”) and will not be increasing the consideration under First Majestic’s offer to acquire all of the issued and outstanding Orko shares.

On February 13, 2013, Orko’s Board declared that Coeur’s offer was a superior proposal under the terms of the arrangement agreement (the “Arrangement Agreement”) entered into between First Majestic and Orko dated December 16, 2012. Under the Arrangement Agreement, First Majestic had the right to match Coeur’s offer prior to 11:59 PM PT on February 19, 2013.

Keith Neumeyer, President & CEO stated: “It is our view that by increasing the offer beyond our previous bid, the economics of the La Preciosa project drop below our minimum requirements for a rate of return and financial payback to our shareholders; therefore, we will not attempt to match the Coeur offer for La Preciosa as we do not believe it would be in the best interests of our shareholders, which is always our primary concern whenever we consider any acquisition.”

Upon termination of the Arrangement Agreement, Orko is obligated to pay an C$11.6 million termination fee to First Majestic.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain “Forward-Looking Statements” of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things the proposed transaction with Orko Silver Corp. and the competing proposal for Orko Silver Corp. by Coeur d’Alene Mines Corporation.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic’s Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.